FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 14, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated November 14, 2002.

NUR MACROPRINTERS LTD. ANNOUNCES THIRD QUARTER AND NINE
MONTHS FINANCIAL RESULTS

_________________

ThirdQuarter Revenues of $20.9 Million; Gross Margins grow to 36.2% from 30.6% in Q2, Operating loss of $680,000, down from $1,800,000 in Q2 2002

LOD, Israel, Nov. 14 NUR Macroprinters Ltd. (NASDAQ: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the third quarter and nine months ended September 30, 2002.

Revenues for the third quarter of 2002 were $20.9 million compared to $30.1 million during the third quarter of 2001. Net loss for the third quarter of 2002 was $(1.2) million, or $(0.07) per share, as compared to a net profit of $83,000, or $0.01 per share, during the third quarter of 2001.

Gross profit for the third quarter was $7.6 million compared to $11.9 million in the third quarter of 2001. Operating expenses for the third quarter were $8.3 million compared to $11.1 million in the comparable quarter last year. Operating loss for the third quarter was approximately $(0.7) million, compared to an operating income of $0.8 million in the third quarter last year.

Revenues for the first nine months of 2002 were $65.7 million compared to $91.8 million in the first nine months of 2001. Net loss for the nine month period was $(7.0) million or $(0.41) per share, compared to a net loss of $(6.5) million for the first nine months of 2001 or $(0.44) per share.

Gross profit for the first nine months of 2002 was $20.6 million, compared to a gross profit of $32.9 million for the first nine months of 2001. Operating expenses for the period were $26.4 million compared to $36.7 million in the first nine months of 2001. Operating loss for the first nine months of 2002 was $(5.8) million, as compared to an operating income of $(3.7) million for the first nine months of 2001.

Erez Shachar, CEO of NUR Macroprinters, commented on the results, “Although we faced a decrease in our revenues this quarter, we managed to improve our gross margin, resulting in a higher gross profit compared to the second quarter of this year. Another encouraging figure is the decline in quarterly operating loss compared to second quarter 2002 results; this, we believe, reflects the Company’s ability to manage our resources and expenses during tough times. As for the cash-flow figures, we managed to improve our cash flow from operating activities compared to both first and second quarter 2002 results.”

Erez Shachar further stated, “During the fourth quarter 2002, we began a restructuring process of our operations in the Asia Pacific region. We are working with third-party distributors that have a strong presence in specific markets and regions. We appointed the Computer And Sign Technology Co., Ltd (CAST), part of the Kobond Group, as NUR Asia Pacific’s exclusive distributor for the NUR Fresco product line in the People’s Republic of China. CAST is now responsible for sales and support of the NUR Fresco™ product line to new customers throughout the Chinese market. In conjunction with the appointment of CAST to market and support the NUR Fresco product line in China, we are moving the Asia Pacific headquarters to a new and significantly expanded facility located in Hong Kong. By revitalizing our presence in this part of the world, we seek not only to reduce costs and streamline our operations, but also to update our sales, marketing and support strategy to better focus on the needs of our Asian customers and the changing conditions in the marketplace overall. We believe this new strategy will put us in a better position to more effectively pursue the variety of new opportunities that are emerging in countries throughout the Asia Pacific region.”

Finally, Erez Shachar added, “We recently attended the SGIA 2002 trade show in St. Louis (US), where we unveiled several new products, including two new wide-format printing systems - the NUR Tempo, a flatbed digital inkjet press that will print on a wide variety of both rigid and flexible materials, and the NUR Ultima HiQ, a new family of lower cost printers to complement the top-of-the-line NUR Fresco™ series of production printers. Also introduced were new substrates and consumables that extend the usability and vibrancy of the prints. Our entire product line generated an enormous amount of interest and enthusiasm.”

The Company will host a conference call to discuss these results on Thursday November 14th, at 11:00AM, EDT/6:00 PM, Israel time.

To participate, please call; 1-800-233-2795 (U.S. toll free), 1-800-286-285 (Israel toll free), 1-785-832-1077 (international), id code: NUR. The conference call will also be webcast live at: www.nur.com/investors, and will be available for replay at that site starting 2PM EDT on the day of the call, or by calling 1-888-566-0822 (U.S.) / 1-402-220-0116 (international). The call will also be available for replay in Israel for 72 hours after the call by dialing 011-972-3-925-5946

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at www.nur.com.

SAFE HARBOR:
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/

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NUR MACROPRINTERS LTD.
Consolidated Statements of operations
U.S. $ in thousands, except per share data

Nine months ended	Three months ended

	9/30/02 As reported	9/30/01 As reported	9/30/02 As reported	9/30/01 As reported
Revenues
Sales of printers and related products	$ 65,734	$ 91,825	$ 20,925	$ 30,127

	65,734	91,825	20,925	30,127

Cost of revenues
Cost of sales of printers and related products	45,094	54,914	13,357	18,219
One time inventory write-offs		3,989

	45,094	58,903	13,357	18,219

Gross profit	20,640	32,922	7,568	11,908

	31.40%	35.85%	36.17%	39.53%
Research & Development expenses	6,854	8,659	2,257	2,664
Less-Grants	(1,110)	(450)	(546)	(200)

Research & Development expenses, net	5,744	8,209	1,711	2,464

Selling expenses, net	9,437	13,866	2,937	4,668
General and administrative expenses	8,873	9,869	3,101	3,275
Amortization of goodwill and other intangible assets	1,505	2,178	503	726
Restructuring and other one time expenses	848	2,543	0	0

	20,663	28,456	6,541	8,669

Operating income (loss)	(5,767)	(3,743)	(684)	775
Financial expenses net	(929)	(2,669)	(473)	(747)
Other expense net	(135)	(54)	(27)	5

Income (loss) before taxes on income and equity losses	(6,831)	(6,466)	(1,184)	33
Taxes on income	(127)	0	(52)	0
Equity in profits (losses) of affiliates, net of taxes	0	14	0	50

Net loss for the period	$ (6,958)	$ (6,452)	$ (1,236)	$ 83

	-10.59%	-7.03%	-5.91%	0.28%
Loss per share	$ (0.41)	$ (0.44)	$ (0.07)	$ 0.01

Loss per share	$ (0.41)	$ (0.44)	$ (0.07)	$ 0.01

Weighted average number of shares
outstanding during the period	16,898,965	14,622,894	17,099,010	14,726,775

Weighted average number of shares outstanding during the period used for dilluted loss per share	16,898,965	14,622,894	17,099,010	15,143,768

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

	9/30/02	12/31/01
Current Assets :
Cash and cash equivalents	$ 12,863	$ 12,486
Accounts receivable - trade	32,466	36,262
Other receivables and prepaid
expenses	9,028	6,783
Inventories	22,789	24,998

Total Current Assets	77,146	80,529

Investments and other non-current
assets
Long-term accounts receivables - trade	1,953	2,674
Investments and other non-current
assets	939	1,137
Severance pay funds	822	751

	3,714	4,562

Property and Equipment, net	11,639	12,578
Other assets, net	12,240	13,739

Total assets	104,739	111,408

Liabilities and Shareholders' Equity
Current Liabilities :
Short - term bank credit	6,616	5,061
Current maturities of long - term loans	1,942	2,057
Trade payables	14,904	19,667
Accrued expenses and other liabilities	9,406	10,465
Advances from customers	280	433

Total Current Liabilities	33,148	37,683

Long -Term Liabilities :
Long - Term loans	30,529	31,720
Accrued severance pay	1,036	1,008

	31,565	32,728

Shareholders' Equity :
Share capital	4,197	3,674
Capital surplus	45,673	39,493
Cumulative translation adjustment	(1,498)	(782)
Accumulated Earnings (Deficit)	(8,346)	(1,388)

Total Shareholders' Equity	40,026	40,997

Total Liabilities and Shareholders'	104,739	111,408
Equity

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: November 18, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer